November 22, 2019

James J. Huang
Chief Investment Officer
Indonesia Energy Corporation Limited
Dea Tower I, 11th Floor, Suite 1103
Jl. Mega Kuningan Barat Kav. E4.3 No.1-2
Jakarta 12950, Indonesia

       Re: Indonesia Energy Corporation Limited
           Amendment No. 2 to Registration Statement on Form F-1
           Filed November 12, 2019
           File No. 333-232894

Dear Mr. Huang:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1 as Amended November 12, 2019

Taxation , page 122

1. We note that the tax opinion filed as Exhibit 8.2 is a short-form tax opinion. Please revise the tax disclosure in your Taxation section to clearly identify and articulate the opinion being rendered and state clearly that it is the opinion of the named counsel. For guidance, refer to Section III.B.2 of Staff Legal Bulletin No. 19.
General

2. We note that you have included a price range in the current amendment to your registration statement. Please include all of the information that may not be excluded pursuant to Rule 430A, including your omitted disclosures related to the Use of Proceeds
 James J. Huang
Indonesia Energy Corporation Limited
November 22, 2019
Page 2
      section and the Principal Shareholders table, in the next pre-effective amendment to your registration statement.
        For questions regarding comments on engineering matters, you may contact John
Hodgin, Petroleum Engineer, at (202) 551-3699. You may contact Jeannette Wong, Staff
Accountant, at (202) 551-2137 or Ethan Horowitz, Accounting Branch Chief, at
(202) 551-3311
if you have questions regarding comments on the financial statements and related matters.
Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or, in her absence,
Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                           Sincerely,
FirstName LastNameJames J. Huang
                                                           Division of
Corporation Finance
Comapany NameIndonesia Energy Corporation Limited
                                                           Office of Energy &
Transportation
November 22, 2019 Page 2
cc:       Lawrence Rosenbloom
FirstName LastName